Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128816

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2006 (August 2, 2006)

JER Investors Trust Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-32564	75-3152779
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1650 Tysons Boulevard, Suite 1600, McLean, VA	22101
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (703) 714-8000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On August 2, 2006, JER Investors Trust Inc. (the “Company”) announced its results of operations for the second quarter ended June 30, 2006. A copy of the related press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

99.1	Press Release, dated August 2, 2006, issued by JER Investors Trust Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JER Investors Trust Inc.
(Registrant)

Date: August 2, 2006	By:	/s/ Tae-Sik Yoon
	Name:	Tae-Sik Yoon
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated August 2, 2006, issued by JER Investors Trust Inc.

Exhibit 99.1

FOR IMMEDIATE RELEASE

WEDNESDAY, AUGUST 2, 2006

JER INVESTORS TRUST INC. ANNOUNCES SECOND QUARTER 2006 RESULTS

Second Quarter Highlights:

•	Completed two CMBS acquisitions totaling $89.9 million prior to closing credits and four mezzanine loan acquisitions totaling $68.1 million.

•	Net income of $7.7 million, or $0.30 per diluted share, for the three months ended June 30, 2006 on revenues of $15.2 million.

•	Declared second quarter dividend of $0.36 per share of common stock.

•	Total assets of $691.5 million at June 30, 2006 comprised of $552.2 million in commercial mortgage backed securities, $112.4 million in real estate loans, and $26.9 million in cash and other assets.

•	Book value per common share outstanding of $14.30 at June 30, 2006.

Summary of Results:

McLean, VA - August 2, 2006 (NYSE: JRT): JER Investors Trust Inc. (the “Company”) reported net income for the three months ended June 30, 2006 of $7.7 million, an increase of 83%, compared to net income for the three months ended June 30, 2005 of $4.2 million. Earnings per share for the three months ended June 30, 2006 is $0.30 per diluted share compared to $0.35 per diluted share for the three months ended June 30, 2005.

The Company generated total revenues of $15.2 million during the three months ended June 30, 2006, compared to $14.1 million during the three months ended March 31, 2006. The increase in total revenues of $1.1 million, or 7.8%, is primarily due to the increase in interest income from commercial mortgage backed securities (or “CMBS”) resulting from an increase in CMBS investments. Net income increased $1.2 million, or 18.5%, to $7.7 million for the three months ended June 30, 2006 compared to $6.5 million during the three months ended March 31, 2006. Earnings per share increased 20% from $0.25 per diluted share for the three months ended March 31, 2006 to $0.30 per diluted share for the three months ended June 30, 2006.

On July 31, 2006, the Company paid a cash dividend of $0.36 per share of common stock to shareholders of record on June 30, 2006, representing a 9.1% increase from the first quarter 2006 dividend of $0.33 per share of common stock. At June 30, 2006, the Company’s common equity book value per share was $14.30 compared to $14.82 at December 31, 2005.

Investment Activity:

During the quarter ended June 30, 2006, the Company completed two new CMBS investment acquisitions totaling $89.9 million, prior to closing credits, and four new mezzanine loan investment acquisitions totaling $68.1 million and received total principal repayments of $24.4 million related to two mezzanine loan investments. The Company financed a portion of the CMBS acquisitions in the second quarter under a repurchase agreement. At June 30, 2006, $44.0 million was outstanding on the repurchase agreement at a weighted average borrowing rate of 5.97%. Securities with a fair value of $55.1 million were pledged under the repurchase agreement as of June 30, 2006.

Since raising our initial equity capital in June 2004, the Company has closed 27 investments, comprised of commercial real estate debt securities and loans totaling approximately $856.3 million. In addition, the Company has sold assets and received principal payments on loan investments aggregating $177.2 million.

Conference Call & Webcast:

Management will host an earnings conference call on Thursday, August 3, 2006 at 11:00 A.M. eastern standard time. A copy of the earnings release will be posted to the Investor Resources section of the JER Investors Trust Inc. website provided below. All interested parties are welcome to participate on the live call. You can access the conference call by dialing (800) 901-5241 (from within the U.S.) or (617) 786-2963 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference “11502467.”

A webcast of the conference call will be available to the public on a listen-only basis at www.jer.com. A replay of the earnings call will be available until August 24, 2006 by dialing (888) 286-8010 (from within the U.S.) or (617) 801-6888 (from outside of the U.S.); please reference access code “81325098.”

About JER Investors Trust Inc.

JER Investors Trust Inc. is a New York Stock Exchange listed specialty finance company that originates and acquires commercial real estate structured finance products. The Company’s target investments include commercial mortgage backed securities, mezzanine loans and B-Note participations in mortgage loans, commercial mortgage loans and net leased real estate investments. JER Investors Trust Inc. is organized and conducts its operations so as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. For more information regarding JER Investors Trust Inc. and to be added to our e-mail distribution list, please visit www.jer.com.

Forward-Looking Statements:

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. JER Investors Trust can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from JER Investors Trust’s expectations include, but are not limited to, changes in the real estate and bond markets, our continued ability to source new investments, and other risks detailed from time to time in JER Investors Trust’s SEC reports. Such forward-looking statements speak only as of the date of this press release. JER Investors Trust expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in JER Investors Trust’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

CONTACTS:

Dave Sturtevant, ROI: (703) 813-5643, ext. 243

Tae-Sik Yoon, Chief Financial Officer, JER Investors Trust Inc.: (703) 714-8094

JER INVESTORS TRUST INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Cash and cash equivalents	$10,777	$151,706
Restricted cash	108	108
CMBS, at fair value	552,185	416,864
Real estate loans	112,383	81,696
Accrued interest receivable	4,986	4,011
Due from affiliate	335	—
Interest rate swap agreements, at fair value	5,941	—
Other assets	4,767	4,791

Total Assets	$691,482	$659,176

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Loans and Notes Payable	$310,255	$266,255
Interest rate swap agreements, at fair value	—	646
Accounts payable and accrued expenses	1,969	486
Dividends payable	9,257	8,477
Due to affiliate	733	1,550
Other liabilities	1,039	1,192

Total Liabilities	323,253	278,606

Stockholders’ Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized,
25,757,035 and 25,687,035 shares issued and outstanding, respectively	258	257
Additional paid-in capital	391,701	391,553
Cumulative dividends paid/declared	(40,432)	(22,698)
Cumulative earnings	27,802	13,661
Accumulated other comprehensive loss	(11,100)	(2,203)

Total Stockholders’ Equity	368,229	380,570

Total Liabilities and Stockholders’ Equity	$691,482	$659,176

JER INVESTORS TRUST INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(unaudited)

	For Three Months Ended June 30,		For Six Months Ended June 30,
	2006	2005	2006	2005
REVENUES
Interest income from CMBS	$10,846	$5,622	$20,200	$9,129
Interest income from real estate loans	3,115	2,972	6,177	4,487
Interest income from cash and cash equivalents	1,268	18	2,935	23

Total Revenues	15,229	8,612	29,312	13,639

EXPENSES
Interest expense	3,914	2,041	7,887	2,527
Management fees	1,914	983	3,836	1,792
General and administrative	1,745	1,101	3,138	2,113

Total Expenses	7,573	4,125	14,861	6,432

INCOME BEFORE OTHER GAINS (LOSSES)	7,656	4,487	14,451	7,207

OTHER GAINS (LOSSES)
Gain (loss) on sales of assets, net	—	(300)	—	(131)
Loss on impairment of assets	—	—	(310)	—

NET INCOME	$7,656	$4,187	$14,141	$7,076

Net earnings per share:
Basic	$0.30	$0.36	$0.55	$0.61

Diluted	$0.30	$0.35	$0.55	$0.59

Weighted average shares of common stock outstanding:
Basic	25,683,409	11,673,400	25,682,726	11,672,958

Diluted	25,690,170	11,845,010	25,687,353	11,845,010

Dividends declared per common share	$0.36	$0.30	$0.69	$0.30